  Axiologix

March 15, 2010

Via EDGAR

Barbara C. Jacobs

Asssistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Ms. Jacobs:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed March 15, 2010, March 4, 2010, February 19, 2010, February 16, 2010, January 12, 2010, November 24, 2009, September 22, 2009 and August 13, 2009

File No. 333-161321

I am President of the Company and write this letter on behalf of the Company.  At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Monday, March 15, 2010 at 12:30 p.m. EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

Axiologix Education Corporation

Per:  /s/ John P. Daglis

John P. Daglis

President & C.E.O.

English Creek Corporate Center, 501 Scarborough Drive; 3rd Floor, EHT, NJ 08234

TOLL FREE: 877.338.3723

MAIN OFFICE: 609.646.2005

                          FAX: 609.939.0717